February 17, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed on May 27, 2010
File No. 000-20900

Dear Mr. Gilmore:

On behalf of Compuware Corporation, a Michigan corporation (the “Company” or “Compuware”), I am responding to the Staff’s comment letter dated February 8, 2011 with respect to Compuware’s Form 10-K for the fiscal year ended March 31, 2010.  I have set forth below the question contained in the Staff’s comment letter, followed by our response thereto.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 14, 2010)

Security Ownership of Management and Major Shareholders, page 7

1.
We note your response to prior comment 5 that you intend to rely solely on information disclosed by your major shareholders in a Schedule 13D or 13G.  Given that no natural persons were listed on the Schedules 13G and 13D filed by these shareholders, it would appear that those filings may not have been complete.  Please advise what steps you intend to take to obtain the requisite information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by legal entities.  Refer to Instruction 2 to Item 403 of Regulation S-K, with references to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act.

Response

We acknowledge the Staff’s comment, but respectfully advise the Staff that as of the date of the filing of the most recent proxy statement, the Company did not believe that the Schedules 13G filed by the three institutions shown in the table were incomplete or inaccurate.  Further, the Company was not aware that it had an affirmative obligation to verify the accuracy of information that was provided by the filer of a Schedule 13G or 13D.  The Company also respectfully advises the Staff that it did not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by those entities was required by Instruction 2 of Item 403 of Regulation S-K unless such information was specifically stated in the Schedules 13G and 13D filed by the shareholder (in which case, the Company would be deemed to know such information pursuant to Instruction 3 of Item 403).  Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.”  Unless specifically stated in Schedules 13G or 13D, the Company would not have reason to know of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person had voting or investment power pursuant to Rule 13d-3.  Accordingly, the Company did not take additional steps to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by these entities.

In the future, if the Schedules 13G and 13D filed with the Commission by the Company’s shareholders who will appear in the table required by Item 403 do not contain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by these entities, the Company will advise such entities of the Staff's comment and affirmatively request such information from the applicable entity. To the extent that the Company is able to obtain such information without unreasonable expense or effort, the Company will disclose such information in its future proxy statement filings as appropriate.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings.  We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7300 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Laura L. Fournier

Laura L. Fournier
Chief Financial Officer
Compuware Corporation